Exhibit 99.2

Baozun Announces Closing of an Offering of American Depositary Shares

in connection with the Registered ADS Borrow Facility

SHANGHAI, CHINA, April 10, 2019 — Baozun Inc. (NASDAQ: BZUN), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China (“Baozun” or the “Company”), today announced the closing of an offering of American Depositary Shares (“ADSs”), each currently representing three Class A ordinary shares of the Company, par value of US$0.0001 per share, which the Company lent to affiliates of the underwriters (the “ADS Borrowers”).

The Company also closed the concurrent offering of US$225 million in aggregate principal amount of convertible senior notes due 2024 (the “Notes”), and the sale of an additional US$50 million in aggregate principal amount of the Notes pursuant to the exercise by the initial purchasers in full of an option to purchase additional Notes, pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (collectively, the “Notes Offering”). The Company received net proceeds from the Notes Offering of approximately US$269.0 million. The Company plans to use the net proceeds from the Notes Offering for working capital and other general corporate purposes, including repayment of outstanding indebtedness and potential future acquisitions.

Concurrently with the Notes Offering, the Company has entered into the ADS lending agreements with the ADS Borrowers that are affiliates of the initial purchasers in the Notes Offering, pursuant to which the Company lent, in total, 4,230,776 ADSs to the ADS Borrowers, of which 2,250,000 ADSs (the “Initial Borrowed ADSs”) were initially offered at US$40.00 per ADS. The Company did not receive any proceeds from the sale of the Initial Borrowed ADSs, but received a nominal lending fee from the ADS Borrowers.

The ADS Borrowers may subsequently offer the remaining borrowed ADSs for sale on a delayed basis following the Notes Offering at market prices prevailing at the time of sale or at negotiated prices. The Company has been advised by the ADS Borrowers that they expect that, over the same period as their affiliates sell such additional borrowed ADSs, the ADS Borrowers or their affiliates may, in their discretion, purchase a comparable number of ADSs in the open market and use such ADSs to facilitate short sales and/or privately negotiated derivative transactions by investors in the Notes.  The activity described above could affect the market price of the Company’s ADSs or the Notes otherwise prevailing at that time.

The borrowed ADSs are not considered outstanding for purposes of computing and reporting the Company’s earnings per ADS under current U.S. GAAP rules. The Company believes that the registered ADS borrow facility, as described above, helped achieve better terms of the Notes Offering for the Company.

The Company has filed an automatic shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”). A final prospectus supplement and the related base prospectus describing the terms of the offering of the borrowed ADSs have been filed with the SEC. The offering of borrowed ADSs has been made only by means of the prospectus supplement and accompanying base prospectus. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement and the related base prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at 11 Madison Avenue, New York, NY 10010-3629, United States of America, or by calling 1-800-221-1037, or by email at usa.prospectus@credit-suisse.com or Deutsche Bank Securities Inc., Attention: Prospectus Group, Bank Securities Inc., 60 Wall Street, New York, NY, 10005 by e-mail at prospectus.cpdg@db.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Safe Harbor Statement

This release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Among other things, the Company’s strategic and operational plans, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company’s integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com